September 10, 2024

Guohua Huang
Chief Executive Officer
EPWK Holdings Ltd.
Building #2, District A, No. 359 Chengyi Rd.
The third phase of Xiamen Software Park
Xiamen City, Fujian Province
The People   s Republic of China, 361021

       Re: EPWK Holdings Ltd.
           Amendment No. 7 to Registration Statement on Form F-1
           Filed August 12, 2024
           File No. 333-269657
Dear Guohua Huang:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 7 to Registration Statement on Form F-1
Exhibit 5.1

1. Please revise the opinion to cover the shares being registered for resale by the selling stockholders.
       Please contact Rucha Pandit at 202-551-6022 or Lilyanna Peyser at 202-551-3222 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
 September 10, 2024
Page 2

                       Office of Trade & Services
cc:   Fang Liu, Esq.